EXHIBIT 99.2
Certification of Principal Financial Officer
Pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)



I, Stewart A. Jackson, Vice President and Chief Financial Officer of World Ventures Inc., certify, to the best of my knowledge, based upon a review of the Quarterly Report on Form 6-K for the period ended January 31, 2003 of World Ventures Inc. that:

  (1) The Quarterly Report on Form 6-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

  (2) The information contained and incorporated by reference in the Quarterly Report on Form 6-K fairly presents, in all material respects, the financial condition and results of operations of World Ventures Inc.




/s/ Stewart A. Jackson
-------------------------
Stewart A. Jackson
Vice President (Chief Financial Officer)
May 5, 2003



A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO WORLD VENTURES INC. AND WILL BE RETAINED BY WORLD VENTURES INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.